As filed with the Securities and Exchange Commission on May 26, 2015.

Registration No. 333-203852

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Evolent Health, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	8090 (Primary Standard Industrial Classification Code Number)	32-0454912 (I.R.S. Employer Identification Number)

800 N. Glebe Road, Suite 500
Arlington, VA 22203
(571) 389-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Frank Williams
Chief Executive Officer
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, VA 22203
(571) 389-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

William V. Fogg Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Jonathan Weinberg General Counsel Evolent Health, Inc. 800 N. Glebe Road, Suite 500 Arlington, VA 22203 (571) 389-6000	Richard D. Truesdell, Jr. Sophia Hudson Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered[(1)]	Proposed maximum offering price	Proposed maximum aggregate offering price[(2)]	Amount of registration fee[(3)]
Class A Common Stock, par value $0.01 per share	11,500,000	$16.00	$184,000,000	$21,380.80

(1) Includes shares which the underwriters have the option to purchase.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.
(3) $11,620 was previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated May 26, 2015

10,000,000 shares



Evolent Health, Inc.

Class A common stock

We are selling 10,000,000 shares of our Class A common stock. This is our initial public offering and no public market exists for our Class A common stock. We anticipate that the initial public offering price of our Class A common stock will be between $14.00 and $16.00 per share. Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol "EVH".

We will be a holding company and our principal asset will be our Class A common units in Evolent Health LLC. Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interests in Evolent Health, Inc. and have 68.0% of the voting power of Evolent Health, Inc. The other owners of Evolent Health LLC will have the remaining 32.0% of the voting power of Evolent Health, Inc. through ownership of our Class B common stock.

We have granted the underwriters an over-allotment option to purchase an additional 1,500,000 shares of Class A common stock.

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act, and will therefore be subject to reduced reporting requirements.

Investing in our Class A common stock involves risks. See "Risk factors" beginning on page 19.

	Price to public	Underwriting discounts and commissions*	Proceeds to us, before expenses
Per Share	$	$	$
Total	$	$	$

* We have also agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting" for a description of all compensation payable to the underwriters.

The underwriters expect to deliver the shares to purchasers on or about , 2015 through the book-entry facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan **Goldman, Sachs & Co.**
Wells Fargo Securities **William Blair**
SunTrust Robinson Humphrey **Leerink Partners**

The date of this prospectus is , 2015.

Our history and the reorganization of our corporate structure

We are a market leader and a pioneer in the new era of healthcare delivery and payment, in which leading providers are taking on increasing clinical and financial responsibility for the populations they serve. Historically, our business has been operated through Evolent Health LLC and its predecessor. Evolent Health, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through Evolent Health LLC, and the financial results of Evolent Health LLC will be consolidated in our financial statements. Evolent Health, Inc. will be a holding company whose principal asset will be all of the Class A common units in Evolent Health LLC. For more information regarding the offering reorganization and holding company structure, see "The reorganization of our corporate structure". The diagram below shows our organizational structure immediately after the offering reorganization described under "The reorganization of our corporate structure" and the completion of this offering.


TPG
The Advisory Board
UPMC
Employees/ Partners(3)
Public Stockholders
Class A and Class B common stock(1) - 24.5% voting interest - 3.8% economic interest
Class A and Class B common stock(2) - 20.8% voting interest - 11.4% economic interest
Class A common stock - 26.4% voting and economic interest
Class A common stock - 8.4% voting and economic interest
Class A common stock - 17.9% voting and economic interest
Class B units - No voting interest - 20.7% economic interest - Exchangeable one-for-one with Class A common stock
Class B units - No voting interest - 9.3% economic interest - Exchangeable one-for-one with Class A common stock
Evolent Health, Inc. (the issuer and successor to Evolent Health Holdings, Inc.)
Other
Class B common stock - 1.9% voting interest
Class B units - No voting interest - 1.9% economic interest - Exchangeable one-for-one with Class A common stock
Class A units - Managing member (100% voting interest) - 68.0% economic interest
Evolent Health LLC (operating subsidary)

(1) After completion of this offering, TPG will beneficially own approximately 5.6% of our outstanding Class A common stock and approximately 64.9% of our outstanding Class B common stock.

(2) After completion of this offering, The Advisory Board will beneficially own approximately 16.8% of our outstanding Class A common stock and approximately 29.2% of our outstanding Class B common stock.

(3) After completion of this offering, the following partners will beneficially own shares of our Class A common stock: MedStar Health, Inc. and Premier Health Partners.

Percentage economic interests are expressed in terms of an economic interest in Evolent Health LLC.

The offering

Class A common stock offered . . . . 10,000,000 shares.

Class A common stock to be outstanding after this offering . . . . 37,924,812 shares (or 55,751,344 shares if each outstanding share of Class B common stock and each corresponding Class B common unit was exchanged for one share of Class A common stock, as described under "The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC").

Over-allotment option . . . 1,500,000 shares of Class A common stock.

Class B common stock to be outstanding after this offering . . . . 17,826,532 shares. In connection with this offering, shares of our Class B common stock will be issued in connection with, and in equal proportion to, issuances of Class B common units of Evolent Health LLC. Each Class B common unit of Evolent Health LLC, together with a share of our Class B common stock, will be exchangeable for one share of Class A common stock, as described under "The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC".

Voting rights . . . . Each share of our Class A common stock and Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. After completion of this offering, (a) the TPG Funds will beneficially own approximately 5.6% of our outstanding Class A common stock and approximately 64.9% of our outstanding Class B common stock, which collectively represent 24.5% of our voting power, (b) UPMC will beneficially own approximately 38.8% of our outstanding Class A common stock, which represents 26.4% of our voting power, and (c) The Advisory Board will beneficially own approximately 16.8% of our outstanding Class A common stock and approximately 29.2% of our outstanding Class B common stock, which collectively represent 20.8% of our voting power.

Use of proceeds . . . . We estimate that the net proceeds to us from this offering will be approximately $136,475,000, or approximately $157,456,250 if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $9,325,000 (assuming no exercise of the underwriters' over-allotment option). We intend to use all of the net proceeds from this offering to purchase Class A common units of Evolent Health LLC from Evolent Health LLC at a price per Class A common unit equal to the public offering price per share of our Class A common stock, after deducting underwriting discounts and commissions. We expect that Evolent Health LLC will use the net proceeds of this offering contributed by us for working capital and other general corporate purposes. See "Use of proceeds".

Dividend policy . . . . We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Our Class B common stock will not be entitled to any dividend payments. See "Dividend policy".

Controlled company . . . . . . We expect that TPG, The Advisory Board and UPMC will each be a party to a stockholders' agreement and will collectively own a majority of the voting power of our outstanding common stock following the completion of this offering. Accordingly, we expect to be considered a "controlled company" under the NYSE rules. Under these rules, a "controlled company" may elect not to comply with certain corporate governance requirements, including the requirement to have a board that is composed of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. See "Management−Controlled company".

Risk factors . . . . See "Risk factors" on page 19 and the other information in this prospectus for a discussion of factors you should carefully consider before you decide to invest in our Class A common stock.

Proposed listing and symbol . . . . Our Class A common stock has been approved for listing on the NYSE under the symbol "EVH".

Unless the context requires otherwise, the number of shares to be outstanding after completion of this offering is based on 37,924,812 shares of Class A common stock and 17,826,532 shares of Class B common stock outstanding as of May 25, 2015, after giving effect to the offering reorganization described under "The reorganization of our corporate structure" and the application of the net proceeds of this offering described under "Use of proceeds", but excludes:

- 17,826,532 shares of Class A common stock that are issuable upon exchanges of Class B common units (together with an equal number of shares of our Class B common stock) that will be outstanding immediately after the completion of this offering;

- 5,140,400 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $4.43 and 6,000,000 shares of our Class A common stock reserved for issuance under our 2015 Omnibus Incentive Compensation Plan (see "Executive compensation"); and

- the exercise by the underwriters of their over-allotment option.

Evolent Health Holdings, Inc.

	(successor)	(predecessor)		(successor)	(predecessor)	
	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering	Historical		Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering	Historical	
	Three months ended March 31,			Year ended December 31,		
Results of operations (in thousands, except per share data)	**2015**	**2015**	**2014**	**2014**	**2014**	**2013**
Revenue						
Transformation	$ 10,376	$ –	$ –	$ 36,289	$ –	$ 22,130
Platform and operations	26,665	–	–	64,599	–	3,541
Total Revenue	37,041	–	–	100,888	–	25,671
Cost of revenue (exclusive of depreciation and amortization presented separately below)	26,454	–	–	73,122	–	30,018
Selling, general and administrative expenses	28,451	–	–	76,521	–	15,600
Depreciation and amortization expenses	3,307	–	–	12,602	–	1,208
Total Operating Expenses	58,212	–	–	162,245	–	46,826
Operating Loss	**(21,171)**	–	–	**(61,357)**	–	**(21,155)**
Interest expense / (income), net	(31)	–	–	(195)	–	820
Other (income) / expense, net	(1)	–	–	9	–	(1)
Gain on deconsolidation	–	–	–	–	–	46,246
Loss from equity investees	–	(11,319)	(5,422)	–	(25,246)	(4,241)
(Loss) income before income tax	(21,139)	(11,319)	(5,422)	(61,171)	(25,246)	20,031
Income tax expense / (income)	–	–	–	–	–	8
Net (Loss) Income and Comprehensive (Loss) Income	$(21,139)	$(11,319)	$(5,422)	$ (61,171)	$(25,246)	$ 20,023
Net (Loss) Income Attributable to Non-controlling Interest	$ (6,759)	$ –	$ –	$ (19,559)	$ –	$ –
Net (Loss) Income Attributable to the Company	$(14,380)	$(11,319)	$(5,422)	$ (41,612)	$(25,246)	$ 20,023
Net (Loss) Income Available for Common Stockholders						
Basic	(14,380)	(12,609)	(6,737)	(41,612)	(31,137)	2,418
Diluted	(14,380)	(12,609)	(6,737)	(41,612)	(31,137)	2,957
Net (Loss) Income Per Share Available for Common Stockholders[a]						
Basic	$ (0.38)	$ (16.88)	$(13.38)	$ (1.10)	$ (53.83)	$ 10.03
Diluted	$ (0.38)	$ (16.88)	$(13.38)	$ (1.10)	$ (53.83)	$ 3.96
Weighted average common shares outstanding[a]						
Basic	37,925	747.0	503.7	37,868	578.4	241.0
Diluted	37,925	747.0	503.7	37,868	578.4	746.9

[a] Historical per share and total share figures do not give effect to the offering reorganization in which each share of capital stock of Evolent Health Holdings, Inc. will be entitled to receive four shares of Class A common stock of Evolent Health, Inc.

Balance sheet data (in thousands)	As of March 31, 2015		
	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering	Evolent Health, Inc. pro forma for offering reorganization	Evolent Health Holdings, Inc. historical
	(successor)	(successor)	(predecessor)
Cash and cash equivalents	$150,749	$ 12,591	$ —
Total Current Assets	185,924	47,766	1,074
Equity method investment	—	—	33,903
Total Assets	904,162	768,403	34,977
Total Liabilities	100,653	101,369	1,074
Total Redeemable Preferred Stock	—	—	39,273
Total Shareholders' Equity (Deficit)	803,509	667,034	(5,370)
Total Liabilities, Redeemable Preferred Stock and Shareholders' Equity (Deficit)	$904,162	$768,403	$34,977

Other financial and operational data

(in thousands, except lives on platform data)	Pro forma for offering reorganization and as adjusted for offering	Historical		Pro forma for offering reorganization and as adjusted for offering	Historical	
	Three months ended March 31,			Year ended December 31,		
	2015	2015	2014	2014	2014	2013
Evolent Health, Inc. (successor)						
EBITDA[1]	$(17,863)	—	—	$(48,764)	—	—
Adjusted EBITDA[1]	$ (8,848)	—	—	$(37,100)	—	—
Evolent Health LLC						
EBITDA[1]	—	$ (17,863)	$ (10,997)	—	$ (48,764)	$ (30,148)
Adjusted EBITDA[1]	—	$ (8,848)	$ (9,560)	—	$ (37,100)	$ (28,913)
Lives on Platform[2]	—	478,893	300,078	—	432,837	174,193

[1] We define "EBITDA" as net (loss) income before interest (income) / expense, income tax (benefit) / expense and depreciation and amortization expense. We define "Adjusted EBITDA" as EBITDA adjusted to exclude stock-based compensation, other (income) / expense and transaction-related expenses. EBITDA and Adjusted EBITDA do not represent, and should not be considered as, alternatives to net (loss) income or cash flows from operations, each as determined in accordance with GAAP. We have presented EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe that they are frequently used by analysts, investors and other interested parties in the evaluation of companies. Other companies may calculate EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

[2] We define lives on our platform as the number of unique lives our partners are serving under value-based arrangements. Our platform and operations revenue is primarily based on the number of lives served by our partners under value-based arrangements.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

Evolent Health LLC

| | Historical | | | |
| | Three months ended March 31, | | Year ended December 31, | |
(in thousands)	2015	2014	2014	2013
Net loss	$(19,315)	$(11,626)	$(52,263)	$(32,814)
Depreciation and amortization expense	1,483	656	3,694	1,838
Interest (income) / expense, net	(31)	(27)	(195)	820
Income tax (expense) / benefit	−	−	−	8
EBITDA	(17,863)	(10,997)	(48,764)	(30,148)
Stock-based compensation[a]	8,019	1,428	11,091	1,235
Other (income) / expense, net[b]	(1)	9	9	(1)
Transaction-related expenses[c]	997	−	564	−
Adjusted EBITDA	$ (8,848)	$ (9,560)	$(37,100)	$(28,913)

[a] Represents stock-based compensation expenses related to equity awards granted to Evolent Health LLC's employees.
[b] Represents other (income) / expense, consisting of expenses incurred in connection with convertible notes that were issued to certain of our current investors and subsequently converted into Series B preferred units in September 2013 and interest income from investing cash in U.S. agency obligations, Treasury bills and certificate of deposits.
[c] Represents legal, professional and other expenses related to this offering.

Evolent Health, Inc. (successor)

| | Pro forma for offering reorganization and as adjusted for offering | |
| | Three months ended March 31, | Year ended December 31, |
(in thousands)	2015	2014
Net loss	$(21,139)	$(61,171)
Depreciation and amortization expenses	3,307	12,602
Interest (income) / expense, net	(31)	(195)
Income tax (expense) / benefit	−	−
EBITDA	(17,863)	(48,764)
Stock-based compensation[a]	8,019	11,091
Other (income) / expense, net[b]	(1)	9
Transaction-related expenses[c]	997	564
Adjusted EBITDA	$ (8,848)	$(37,100)

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are unavailable or are unavailable on acceptable terms, our ability to fund our expansion strategy, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the ownership of our then-existing stockholders may be reduced, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing stockholders. In addition, any indebtedness we incur and restrictive covenants contained in the agreements related thereto could:

- make it difficult for us to satisfy our obligations, including interest payments on any debt obligations;

- limit our ability to obtain additional financing to operate our business;

- require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund capital expenditures and working capital and other general operational requirements;

- limit our flexibility to plan for and react to changes in our business and the healthcare industry;

- place us at a competitive disadvantage relative to our competitors;

- limit our ability to pursue acquisitions; and

- increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy.

The occurrence of any one of these events could cause a significant decrease in our liquidity and impair our ability to pay amounts due on any indebtedness, and could have a material adverse effect on our business, financial condition and results of operations.

We have experienced net losses in the past and we may not achieve profitability in the future.

After giving pro forma effect to the offering reorganization, we would have experienced a net loss of $14.4 million for the three months ended March 31, 2015 and $41.6 million for fiscal 2014. Our operating expenses may increase substantially in the foreseeable future as we continue to invest to grow our business and build relationships with partners, develop our platform, develop new solutions and comply with being a public company. We expect to incur significant additional expenses as a public company. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. In addition, to the extent we are successful in increasing our partner base, we could incur increased losses because significant costs associated with entering into partner agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. As a result, we may need to raise additional capital through equity and debt financings in order to fund our operations. We may also fail to improve the gross margins of our business. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company".

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

and restated bylaws or a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future to fund the development and growth of our business. We do not intend to pay any dividends to holders of our Class A common stock. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock. See "Dividend policy".

New investors in our Class A common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common stock and Class B common stock immediately after this offering. Based on an assumed initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and our pro forma net tangible book value adjusted for the offering reorganization of $(42.7) million, if you purchase our Class A common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $13.28 per share in pro forma net tangible book value. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

In preparation of this offering, we identified a material weakness in our internal control over financial reporting, and if we are unable to remedy our material weakness, or if we fail to establish and maintain effective internal controls, we may be unable to produce timely and accurate financial statements, and we may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors' confidence and our stock price.

Prior to the completion of this offering, we have been a private company and had limited accounting personnel to fully execute our accounting processes and address our internal control over financial reporting. We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly-traded company, we will be required to comply with the SEC's rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Pursuant to the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until the later of (1) the year following our first annual report required to be filed with the SEC or (2) the date we are no longer an emerging growth company.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. During the course of preparing for this offering, we determined that we had a material weakness in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or

The reorganization of our corporate structure

Overview

Evolent Health, Inc. was incorporated as a Delaware corporation on December 12, 2014. In connection with this offering, we will complete a reorganization, which we refer to as the offering reorganization, pursuant to which we will amend and restate our certificate of incorporation to, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described under "Description of capital stock". Pursuant to the offering reorganization, we will also merge with Evolent Health Holdings, Inc. and an affiliate of TPG. In accordance with the terms of the mergers, each of the then-existing stockholders of Evolent Health Holdings, Inc., including UPMC and The Advisory Board, as well as certain of our existing partners and employees, will receive four shares of our Class A common stock and the right to certain payments under the tax receivables agreement in exchange for each share of common stock it holds in Evolent Health Holdings, Inc. and TPG will receive a certain number of shares of our Class A common stock and the right to certain payments under the tax receivables agreement in exchange for 100% of the common stock that it holds in its affiliate. In addition, pursuant to the offering reorganization we will issue shares of our Class B common stock to TPG and The Advisory Board, each of which is a member of Evolent Health LLC. Shares of our Class B common stock will vote together with shares of our Class A common stock as a single class, except as otherwise required by law or pursuant to our amended and restated certificate of incorporation or amended and restated bylaws. See "Description of capital stock—Class B common stock". After completion of this offering, the existing direct and indirect investors of Evolent Health LLC will beneficially own 82.1% in the aggregate of our outstanding Class A and Class B common stock on a combined basis. As described in more detail below, each Class B common unit of Evolent Health LLC can be exchanged (together with one share of our Class B common stock) for one share of our Class A common stock and is otherwise non-transferrable.

Cravath, Swaine & Moore LLP will deliver an opinion to Evolent Health, Inc., that the mergers described above will qualify as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The opinion will not address any U.S. state or local, or foreign tax consequences of the mergers and will rely upon customary assumptions and representations by Evolent Health Holdings, Inc. and an affiliate of TPG. The opinion cannot be relied on if any of the assumptions or representations are incorrect, incomplete or inaccurate.

Evolent Health, Inc. was formed for purposes of this offering and has, to date, engaged only in activities in contemplation of this offering. Following this offering, Evolent Health, Inc. will be a holding company and its principal asset will be all of the Class A common units in Evolent Health LLC. Our business began operations in 2011 and, historically, we operated through Evolent Health LLC and its predecessor.

There will be 37,924,812 shares of our Class A common stock outstanding after this offering. These shares will represent 100% of the economic rights of the holders of all classes of our capital stock.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $136,475,000, or approximately $157,456,250 if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $15.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $9,325,000 (assuming no exercise of the underwriters' over-allotment option).

The principal purposes of this offering are to create a public market for our Class A common stock, obtain additional capital, facilitate our future access to the public equity markets, increase awareness of our company among potential partners, improve our competitive position, facilitate the use of our Class A common stock as consideration for future acquisitions and provide liquidity to existing members of Evolent Health LLC.

We intend to use all of the net proceeds of this offering to purchase Class A common units of Evolent Health LLC from Evolent Health LLC at a price per Class A common unit equal to the public offering price per share of our Class A Common Stock, after deducting underwriting discounts and commissions. Upon the completion of this offering, we will have acquired Class A common units representing a 68.0% economic interest in Evolent Health LLC (or Class A common units representing a 68.9% economic interest if the underwriters exercise their over-allotment option in full). We will not retain any of the net proceeds used to purchase the Class A common units from Evolent Health LLC.

The net proceeds from any exercise of the underwriters' over-allotment option will be used to purchase a corresponding additional number of Class A common units from Evolent Health LLC at a price per Class A common unit equal to the public offering price per share of our Class A common stock, after deducting underwriting discounts and commissions.

We expect that Evolent Health LLC will use the net proceeds of this offering contributed by us for working capital and other general corporate purposes. Evolent Health LLC will have broad discretion in the application of such proceeds and may not apply the proceeds effectively. However, as of the date of this prospectus, we cannot specify with certainty the particular uses of these proceeds for such purposes. Management might not be able to yield a significant return, or any return, on any investment of these proceeds. You will not have the opportunity to influence decisions on the use of these proceeds.

Capitalization

The following table sets forth the cash and current investments and capitalization as of March 31, 2015 of:

- our predecessor, Evolent Health Holdings, Inc., on an actual basis;

- Evolent Health, Inc. on a pro forma basis to give effect to the offering reorganization described under "The reorganization of our corporate structure"; and

- Evolent Health, Inc. on a pro forma as adjusted basis to give further effect to the issuance and sale of 10,000,000 shares of Class A common stock by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under "Use of proceeds".

This table should be read in conjunction with the sections of this prospectus titled "The reorganization of our corporate structure", "Unaudited pro forma consolidated financial information", "Selected historical financial and operational data" and "Management's discussion and analysis of financial condition and results of operations" and the audited annual financial statements, unaudited interim financial statements and notes thereto with respect to each of Evolent Health LLC and Evolent Health Holdings, Inc. included elsewhere in this prospectus.

	Actual	Pro forma for offering reorganization	Pro forma for offering reorganization and as adjusted for offering[1][2]
			As of March 31, 2015
		(in thousands)	
Cash and cash equivalents and current investments[3]	$ —	$ 24,594	$162,752
Redeemable preferred stock			
Series A redeemable preferred stock	$12,847	$ —	$ —
Series B redeemable preferred stock	24,833	—	—
Series B-1 redeemable preferred stock	1,593	—	—
Total redeemable preferred stock	$39,273	$ —	$ —
Equity (Deficit)			
Series A preferred stock	$ 2	$ —	$ —
Class A common stock, $0.001 par value; 8,453,202 shares authorized, 1,011,871 shares issued and outstanding, actual; shares authorized, 27,924,812 shares issued and outstanding, pro forma; shares authorized, 37,924,812 shares issued and outstanding, pro forma as adjusted	1	271	380
Class B common stock, $0.01 par value; no shares authorized, no shares issued and outstanding, actual; shares authorized, 17,826,532 shares issued and outstanding, pro forma; shares authorized, 17,826,532 shares issued and outstanding, pro forma as adjusted	—	178	178
Additional paid in capital	31,752	98,227	242,986
(Accumulated Deficit)/Retained Earnings	(37,125)	286,649	278,256
Non-controlling interests	—	281,709	281,709
Total equity (Deficit)	(5,370)	667,034	803,509
Total capitalization	$34,977	$667,034	$803,509

(1) Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our total stockholders' equity (deficit) and total capitalization by $9,325,000 (assuming no exercise of the underwriters' over-allotment option), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2) Reflects accelerated vesting of 852,568 shares of restricted stock.

(3) Current investments consist of marketable securities with original maturities greater than three months and maturity dates within twelve months of the balance sheet date.

The foregoing table does not give effect to the following:

- 17,826,532 shares of Class A common stock that are issuable upon exchanges of Class B common units (together with an equal number of shares of our Class B common stock) that will be outstanding immediately after the completion of this offering;

- 5,140,400 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $4.43 and 6,000,000 shares of our Class A common stock reserved for issuance under our 2015 Omnibus Incentive Compensation Plan (see "Executive compensation"); and

- the exercise by the underwriters of their over-allotment option.

Dilution

After giving pro forma effect to the offering reorganization described under "The reorganization of our corporate structure", our pro forma net tangible book value as of March 31, 2015 was $(42.7) million or $(0.95) per share of our Class A and Class B common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less the amount of our total liabilities, divided by the aggregate number of shares of Class A and Class B common stock outstanding. After giving pro forma effect to the offering reorganization, the sale by us of the shares of Class A common stock in this offering, at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the receipt and application of the net proceeds and assuming all Class B common units, together with an equal number of shares of our Class B common stock, are exchanged for an equal number of shares of Class A common stock, our pro forma net tangible book value as of March 31, 2015 would have been $96.2 million or $1.72 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $2.67 per share and an immediate dilution to new investors of $13.28 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of Class A common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2015	$(0.95)	
Increase in pro forma net tangible book value per share attributable to new investors	$ 2.67	
Adjusted pro forma net tangible book value per share after offering		$ 1.72
Dilution per share to new investors		$13.28

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share of our Class A common stock (the midpoint of the price range set forth on the cover page of this prospectus) would not impact our net tangible book value or our pro forma as adjusted net tangible book value because all of the net proceeds of this offering will be used to purchase Class A common units from Evolent Health LLC. A $1.00 increase in the assumed initial public offering price of $15.00 per share of Class A common stock would result in an increase in the dilution to new investors of $0.83 per a share or a total dilution of $14.11 per share. A $1.00 decrease in the assumed initial public offering price of $15.00 per share of Class A common stock would result in a decrease in the dilution to new investors of $0.84 or a total dilution of $12.44 per share.

The following table sets forth, on a pro forma basis after giving effect to the offering reorganization, as of March 31, 2015, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, assuming all Class B common units, together with an equal number of our Class B common shares, are exchanged for an equal number of shares of Class A common stock, at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent	
Existing stockholders	45,751,344	82.1%	$139,640,822	48.2%	$ 3.05
New investors(1)	10,000,000	17.9%	150,000,000	51.8%	15.00
Total	55,751,344	100%	$289,640,822	100%	$ 5.20

(1) A $1.00 increase (decrease) in the assumed offering price of $15.00 per share of Class A common stock would increase (decrease) total consideration paid by investors in this offering by $10.0 million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

The foregoing tables do not give effect to the following:

- 5,140,400 shares of our Class A common stock issuable upon the exercise of options outstanding under our 2011 Equity Incentive Plan at a weighted average exercise price of $4.43 and 6,000,000 shares of our Class A common stock reserved for issuance under our 2015 Omnibus Incentive Compensation Plan (see "Executive compensation"); and

- the exercise by the underwriters of their over-allotment option.

Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated balance sheet as of March 31, 2015 presents the consolidated financial position of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from this offering as described under "The reorganization of our corporate structure" and "Use of proceeds" as if such transactions occurred as of the balance sheet date.

The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 present the consolidated results of operations of Evolent Health, Inc. after giving pro forma effect to the offering reorganization and as further adjusted for this offering as described under "The reorganization of our corporate structure" and "Use of proceeds" as if such transactions had occurred on January 1, 2014. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization and as further adjusted for this offering, on the historical financial information of Evolent Health Holdings, Inc.

Evolent Health Holdings, Inc. is considered our predecessor for accounting purposes. Evolent Health, Inc. will be the successor, and its financial statements will be our historical financial statements following the completion of the offering reorganization and this offering. The unaudited pro forma consolidated financial information reflects the manner in which Evolent Health, Inc. will account for the offering reorganization. Specifically, the offering reorganization described under the heading "The reorganization of our corporate structure" will be accounted for as a purchase and the purchase price will be reflected on the financial statements of Evolent Health, Inc. and will be accounted for as a business combination using the acquisition method of accounting. The pro forma information presented, including the allocation of the purchase price, is based on preliminary estimates of the fair values of assets acquired and liabilities assumed, available information as of the date of this prospectus and management assumptions, and will be revised as additional information becomes available. The actual adjustments to our consolidated financial statements upon the offering reorganization will depend on a number of factors, including additional information available and the actual balance of our net assets on the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial condition or results of operations had the offering reorganization and this offering and the contemplated use of the net proceeds from this offering as described under "The reorganization of our corporate structure" and "Use of proceeds" occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their over-allotment option.

As described in greater detail under "The reorganization of our corporate structure—Tax receivables agreement", we will enter into the tax receivables agreement with the holders of Class B common units and certain of our current investors, pursuant to which we will pay them 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of possible increases in tax basis resulting from our exchanges of Class B common units (calculated assuming that any post-offering transfer of Class B common units (other than the exchanges) had not occurred) as well as certain other benefits attributable to payments under the tax receivables agreement itself. The tax receivables agreement will also provide for the payment of 85% of the amount of the cash savings, if any, in U.S. federal, state and local and foreign income tax that we realize as a result of the utilization of the net operating losses of Evolent Health Holdings, Inc. and an affiliate of TPG attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement. No exchanges or other tax benefits have been assumed in the unaudited pro forma consolidated financial information and therefore no pro forma adjustment related to the tax receivables agreement is necessary.

You should read the following unaudited pro forma consolidated balance sheet and statements of operations together with the sections of this prospectus titled "Use of proceeds", "Capitalization" and "Management's discussion and analysis of financial condition and results of operations" and the audited annual financial statements, unaudited interim financial statements and notes thereto included elsewhere in this prospectus.

Evolent Health, Inc.
Unaudited pro forma consolidated balance sheet as of March 31, 2015
(in thousands)

	Evolent Health Holdings, Inc. historical[A]	Evolent Health LLC historical[B]	Offering reorganization adjustments[1]	Evolent Health, Inc. pro forma for offering reorganization	Offering adjustments[2]	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering
Assets						
Current Assets						
Cash and cash equivalents	$ −	$12,591	$	$ 12,591	$138,158 [a]	$150,749
Restricted cash	−	6,161		6,161		6,161
Accounts receivable	−	13,824		13,824		13,824
Prepaid expenses and other current assets	1,074	2,113		3,187		3,187
Investments	−	12,003		12,003		12,003
Total Current Assets	$ 1,074	$46,692	$ −	$ 47,766	$138,158	$185,924
Restricted cash	−	2,509		2,509		2,509
Property, equipment, net	−	24,102	(16,094) [c.i]	8,008		8,008
Intangible assets, net	−	369	165,631 [c.i]	166,000		166,000
Goodwill	−		541,358 [c.i]	541,358		541,358
Other long term assets	−	2,762		2,762	(2,399) [b]	363
Equity method investment	33,903		(33,903) [c.ii]	−		−
Total Assets	$ 34,977	$76,434	$656,992	$768,403	$135,759	$904,162
Liabilities						
Current Liabilities						
Accounts payable	$ −	$14,016	$	$ 14,016	$	$ 14,016
Accrued liabilities	−	11,763		11,763	(716) [b]	11,047
Deferred revenue	−	26,761	(7,761) [c.i]	19,000		19,000
Other current liabilities	−	1,077	(777) [c.i]	300		300
Total Current Liabilities	$ −	$53,617	$ (8,538)	$ 45,079	$ (716)	$ 44,363
Deferred rent	−	5,610	(5,610) [c.i]	−		−
Deferred tax liabilities, net	1,074		55,216 [c.i]	56,290		56,290
Total Liabilities	$ 1,074	$59,227	$ 41,068	$101,369	$ (716)	$100,653
Redeemable Preferred Stock and Units						
Series A redeemable preferred stock	$ 12,847	$	$ (12,847) [a]	$ −	$	$ −
Series B redeemable preferred stock	24,833		(24,833) [a][b]	−		−
Series B redeemable preferred units		9,493	(9,493) [a][b]	−		−
Series B-1 redeemable preferred stock	1,593		(1,593) [a][b]	−		−
Series B-1 redeemable preferred units		−	−	−		−
Total Redeemable Preferred Stock and Units	$ 39,273	$ 9,493	$ (48,766)	$ −	$ −	$ −
Equity						
Series A preferred stock	$ 2	$	$ (2) [a]	$ −	$	$ −
Series A preferred units		−	−	−		−
Series B preferred units		7,714	(7,714) [a][b]	−		−
Class A common stock	1		270 [a]	271	109 [a][c]	380
Class B common stock			178 [b]	178		178
Additional paid in capital	31,752		66,475 [a][b]	98,227	144,759 [a][c]	242,986
(Accumulated Deficit)/Retained Earnings	(37,125)		323,774 [c.iii]	286,649	(8,393) [c]	278,256
Non-controlling interests			281,709 [c.ii]	281,709		281,709
Total Equity (Deficit)	(5,370)	7,714	664,690	667,034	136,475	803,509
Total Liabilities, Redeemable Preferred Stock and Units, and Equity (Deficit)	$ 34,977	$76,434	$656,992	$768,403	$135,759	$904,162

Evolent Health, Inc.
Unaudited pro forma consolidated statement of operations for the year ended December 31, 2014

(in thousands, except per share data)

	Evolent Health Holdings, Inc. historical[A]	Evolent Health LLC historical[B]	Offering reorganization adjustments[1]	Evolent Health, Inc. pro forma for offering reorganization	Offering adjustments[2]	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering
Revenue						
Transformation	$ —	$ 36,289	$	$ 36,289	$	$ 36,289
Platform and operations	—	64,599		64,599		64,599
Total Revenue	—	100,888	—	100,888	—	100,888
Cost of revenue (exclusive of depreciation and amortization presented separately below)	—	73,122		73,122		73,122
Selling, general and administrative expenses	—	76,521		76,521		76,521
Depreciation and amortization expenses	—	3,694	8,908 [a][c]	12,602		12,602
Total Operating Expenses	—	153,337	8,908	162,245	—	162,245
Operating Loss	—	(52,449)	(8,908)	(61,357)	—	(61,357)
Interest (income) / expense, net	—	(195)		(195)		(195)
Other (income) / expense, net	—	9		9		9
(Loss) income from equity investees	(25,246)	—	25,246 [b]	—		—
Income (Loss) Before Income Tax	(25,246)	(52,263)	16,338	(61,171)	—	(61,171)
Income tax expense	—			—		—
Net (Loss) Income	$(25,246)	$ (52,263)	$ 16,338	$ (61,171)	$ —	$ (61,171)
Net (Loss) Attributable to Non-controlling Interest			(19,559)[d]	(19,559)		(19,559)
Net (Loss) Attributable to the Company	$ (25,246)	$ (52,263)	$ 35,897	$ (41,612)	$ —	$ (41,612)
Net (Loss) Income Available for Common Stockholders [2a]						
Basic	$ (31,137)			$ (41,612)		$ (41,612)
Diluted	$ (31,137)			$ (41,612)		$ (41,612)
Net (Loss) Income Per Share Available for Common Stockholders [2a]						
Basic	$ (53.83)			$ (1.62)		$ (1.10)
Diluted	$ (53.83)			$ (1.62)		$ (1.10)
Weighted average common shares outstanding [2a]						
Basic	578			25,739		37,868
Diluted	578			25,739		37,868

Evolent Health, Inc.
Unaudited pro forma consolidated statement of operations for the three months ended March 31, 2015
(in thousands, except per share data)

	Evolent Health Holdings, Inc. historical[A]	Evolent Health LLC historical[B]	Offering reorganization adjustments[1]	Evolent Health, Inc. pro forma for offering reorganization	Offering adjustments[2]	Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering
Revenue						
Transformation	$ −	$ 10,376	$	$ 10,376	$	$ 10,376
Platform and operations	−	26,665		26,665		26,665
Total Revenue	−	37,041	−	37,041	−	37,041
Cost of revenue (exclusive of depreciation and amortization presented separately below)	−	26,454		26,454		26,454
Selling, general and administrative expenses	−	28,451		28,451		28,451
Depreciation and amortization expenses	−	1,483	1,824 [a][c]	3,307		3,307
Total Operating Expenses	−	56,388	1,824	58,212	−	58,212
Operating Loss	−	(19,347)	(1,824)	(21,171)	−	(21,171)
Interest (income) / expense, net	−	(31)		(31)		(31)
Other (income) / expense, net	−	(1)		(1)		(1)
(Loss) income from equity investees	(11,319)	−	11,319 [b]	−		−
Income (Loss) Before Income Tax	(11,319)	(19,315)	9,495	(21,139)	−	(21,139)
Income tax expense	−			−		−
Net (Loss) Income	$ (11,319)	$(19,315)	$ 9,495	$(21,139)	$ −	$(21,139)
Net (Loss) Attributable to Non-controlling Interest			(6,759)[d]	(6,759)		(6,759)
Net (Loss) Attributable to the Company	$ (11,319)	$(19,315)	$16,254	$(14,380)	$ −	$(14,380)
Net (Loss) Income Available for Common Stockholders [2a]						
Basic	$ (12,609)			$(14,380)		$(14,380)
Diluted	$ (12,609)			$(14,380)		$(14,380)
Net (Loss) Income Per Share Available for Common Stockholders [2a]						
Basic	$ (16.88)			$ (0.56)		$ (0.38)
Diluted	$ (16.88)			$ (0.56)		$ (0.38)
Weighted average common shares outstanding [2a]						
Basic	747			25,795		37,925
Diluted	747			25,795		37,925

Evolent Health, Inc.
Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet—As of March 31, 2015

A. Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes.

B. Represents the historical financial statements of Evolent Health LLC. As a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC. Immediately prior to the offering reorganization, Evolent Health Holdings, Inc. accounted for its investment in Evolent Health LLC using the equity method of accounting.

1. Offering Reorganization and Other Adjustments

   a. As part of the offering reorganization, the preferred stockholders of Evolent Health Holdings, Inc. will convert their preferred stock to Class A common stock of Evolent Health Holdings, Inc. Subsequently, as part of a merger, each then-existing stockholder of Evolent Health Holdings, Inc. will receive four shares of Evolent Health, Inc. Class A common stock in exchange for each share of Class A common stock it holds in Evolent Health Holdings, Inc.

   b. As part of the offering reorganization, the second amended and restated operating agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity: voting Class A common units and non-voting Class B common units. After the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health Holdings, Inc.) will hold 100% of the Class B common units and Evolent Health Holdings, Inc. and an affiliate of TPG will hold only Class A common units. As a result, Evolent Health Holdings, Inc. will control Evolent Health LLC and Evolent Health LLC will become a consolidated entity of Evolent Health Holdings, Inc. Subsequently, as part of the merger pursuant to the offering reorganization, Evolent Health Holdings, Inc. and an affiliate of TPG will merge into Evolent Health, Inc. and, in connection with the merger, Evolent Health, Inc. will issue shares of its Class B common stock to TPG and The Advisory Board, each of which was a member of Evolent Health LLC prior to the offering reorganization, and Class A common stock to the pre-reorganization stockholders of Evolent Health Holdings, Inc. and an affiliate of TPG. See "The reorganization of our corporate structure" for more information.

   The Class B common units of Evolent Health LLC will be reflected as non-controlling interests. See footnote c.ii.

   c. As noted above, as a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC. The consolidation of Evolent Health LLC will be accounted for as a purchase and the estimated purchase price of $723 million will be allocated to the net assets of Evolent Health LLC as part of the consolidated financial statements.

   The pro forma purchase price allocation has been developed based on preliminary estimates of fair value using the historical financial statements of Evolent Health LLC as of March 31, 2015. In addition, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and is subject to final management analysis, with the assistance of third party valuation advisers, after the completion of this offering. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known in the future. The residual amount of the purchase price after preliminary allocation to identifiable net assets represents goodwill.

Below is the preliminary purchase price allocation for the transaction:

	Amount
Tangible assets	$ 59,970
Deferred tax assets	750
Goodwill	541,358
Identifiable intangible assets	166,000
Total assets acquired	768,078
Current liabilities	45,078
Net assets acquired	$723,000

Specific adjustments recorded include the following:

i.   The pro forma adjustments to goodwill and intangible assets represent the net amounts for goodwill and other intangible assets that will be recognized from the preliminary purchase price allocation as a result of the consolidation transaction. The preliminary goodwill that will be recognized in connection with the transaction is $541.4 million. The preliminary value of other intangible assets is $166.0 million. The customer relationships intangible asset was valued using an excess earnings model based on expected future revenues derived from the existing customers of Evolent Health LLC. The trademarks/tradenames were valued using a royalty savings model based on future projected revenues of Evolent Health LLC. The technology intangible asset was valued using a royalty savings model based on future projected revenues of Evolent Health LLC. These intangible assets will be amortized on a straight-line basis over the determined useful lives. Adjustments are also recorded to (i) reduce deferred revenue to fair value in order to reflect the value of deferred revenue as the incremental cost to fulfill the services under the contract, and (ii) eliminate deferred rent related to operating leases as of the acquisition date.

	Fair value (in thousands)	Useful life
Corporate tradenames	$ 19,000	20 Years
Customer relationships	117,000	25 Years
Technology	30,000	7 years

ii.   As a result of the consolidation of Evolent Health LLC by Evolent Health, Inc., the existing equity method investment will be removed from the consolidated financial statements. Additionally, the Class B common units in Evolent Health LLC which are held by TPG and The Advisory Board are reflected as non-controlling interests on the consolidated financial statements.

iii.   As a result of the consolidation of Evolent Health LLC, a gain will be recorded for the difference between the carrying value and the fair value of the previously held equity interest, net of tax effects, which is reflected within retained earnings (accumulated deficit) on the balance sheet.

2. Offering Adjustments

   a. Reflects net proceeds of $138.2 million from this offering through the issuance of 10 million shares of Class A common stock at an assumed initial public offering price of $15.00 per common share (the midpoint of the price range set forth on the cover page of this prospectus), less estimated underwriting discounts and commissions of $10.1 million, with a corresponding increase to equity. The net cash proceeds reflect a reduction of $3.4 million for expenses of this offering ($1.7 million of which was paid prior to March 31, 2015) that Evolent Health, Inc. will bear or reimburse to Evolent Health LLC.

   b. Offering expenses of approximately $3.4 million are expected to be deducted against the proceeds received by Evolent Health, Inc. in this offering. At March 31, 2015, $2.4 million had been incurred and deferred (of which $1.7 million had already been paid and $0.7 million were accrued and unpaid).

   c. Upon the completion of this offering, all outstanding restricted stock awards will automatically vest and will be freely transferable shares of our Class A common stock. As a result, there is an increase of $8.4 million in Class A common stock and additional paid-in capital and the acceleration of expense of $8.4 million is reflected as an adjustment to retained earnings (accumulated deficit).

Unaudited pro forma consolidated statement of operations—Year ended December 31, 2014

A. Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes, for the year ended December 31, 2014.

B. Represents the historical financial statements of Evolent Health LLC for the year ended December 31, 2014. As a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC.

1. Offering Reorganization and Other Adjustments

   a. As part of the offering reorganization, the second amended and restated operating agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity: voting Class A common units and non-voting Class B common units. After the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health Holdings, Inc.) will hold 100% of the Class B common units and Evolent Health Holdings, Inc. and an affiliate of TPG will hold only Class A common units. As a result of this, Evolent Health Holdings, Inc. will control Evolent Health LLC and Evolent Health LLC will be consolidated by Evolent Health Holdings, Inc. As a result, the pro forma consolidated statement of operations reflects the full year of operations of Evolent Health LLC as though the entities were consolidated for the full period.

   b. As a result of the consolidation noted above, the loss from equity investees, representing Evolent Health Holdings, Inc.'s historical proportionate losses in the operations of Evolent Health LLC, are eliminated. Immediately preceding the completion of this offering, as a result of the amendment to the Evolent Health LLC operating agreement, Evolent Health, Inc. will control Evolent Health LLC, resulting in the consolidation of the operations of Evolent Health LLC. As a result of this consolidation, a gain of $323.8 million (net of tax effects) will be recorded to reflect the fair value of Evolent Health LLC in excess of the carrying value of Evolent Health Holdings, Inc.'s equity method investment in Evolent Health LLC. It is noted that this consolidation gain is not recorded within the pro forma statement of operations as this represents a one-time adjustment.

c. Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expense was calculated using estimated lives of 25 years for the customer relationship intangibles, with an estimated value of $117.0 million; 20 years for the trademark intangibles, with an estimated value of $19.0 million; and 7 years for the technology intangibles, with an estimated value of $30.0 million. The incremental amortization expense recorded is $9.9 million.

d. In order to reflect the offering reorganization and this offering as if they occurred on January 1, 2014, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities representing Evolent Health LLC Class B common units that are held directly by TPG, The Advisory Board and other investors after this offering. Such Evolent Health LLC Class B common units represent 39.0% of all common units outstanding immediately following the offering reorganization and 32.0% following this offering.

2. Offering Adjustments

a. The "Evolent Health, Inc. pro forma for offering reorganization" calculation of basic and diluted net loss per share represents net loss attributable to Evolent Health, Inc. divided by the total shares of Class A common stock outstanding after giving effect to the offering reorganization.

The "Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering" calculation of basic and diluted net loss per share represents net loss attributable to Evolent Health, Inc. divided by the total shares of Class A common stock outstanding after giving effect to the offering reorganization, the inclusion of 10,000,000 shares assumed to be sold in the offering and the vesting of shares of restricted stock which immediately vest upon the completion of the offering.

For the pro forma calculation of diluted loss per share, the impact of all other potential shares of Class A common stock are excluded as they are anti-dilutive.

Shares of Class B common stock do not share in our earnings or losses and are therefore not included in the weighted average shares outstanding or net loss per share.

Unaudited pro forma consolidated statement of operations—Three months ended March 31, 2015

A. Represents the historical financial statements of Evolent Health Holdings, Inc., the predecessor for accounting purposes, for the three months ended March 31, 2015.

B. Represents the historical financial statements of Evolent Health LLC for the three months ended March 31, 2015. As a result of the offering reorganization, Evolent Health, Inc. will operate and control all of the business and affairs of Evolent Health LLC and will consolidate the financial results of Evolent Health LLC.

1. Offering Reorganization and Other Adjustments

a. As part of the offering reorganization, the second amended and restated operating agreement of Evolent Health LLC will be further amended and restated to establish two classes of equity: voting Class A common units and non-voting Class B common units. After the amendment, the pre-reorganization members of Evolent Health LLC (other than Evolent Health Holdings, Inc.) will hold 100% of the Class B common units and Evolent Health Holdings, Inc. and an affiliate of TPG will hold only Class A common units. As a result of this, Evolent Health Holdings, Inc.

will control Evolent Health LLC and Evolent Health LLC will be consolidated by Evolent Health Holdings, Inc. As a result, the pro forma consolidated statement of operations reflects the full three months of operations of Evolent Health LLC as though the entities were consolidated for the full period.

b. As a result of the consolidation noted above, the loss from equity investees, representing Evolent Health Holdings, Inc.'s historical proportionate losses in the operations of Evolent Health LLC, are eliminated. Immediately preceding the completion of this offering, as a result of the amendment to the Evolent Health LLC operating agreement, Evolent Health, Inc. will control Evolent Health LLC, resulting in the consolidation of the operations of Evolent Health LLC. As a result of this consolidation, a gain of $323.8 million (net of tax effects) will be recorded to reflect the fair value of Evolent Health LLC in excess of the carrying value of Evolent Health Holdings, Inc.'s equity method investment in Evolent Health LLC. It is noted that this consolidation gain is not recorded within the pro forma statement of operations as this represents a one-time adjustment.

c. Adjustments have been included to record the estimated net increase in amortization expense for intangible assets. The incremental amortization expense was calculated using estimated lives of 25 years for the customer relationship intangibles, with an estimated value of $117.0 million; 20 years for the trademark intangibles, with an estimated value of $19.0 million; and 7 years for the technology intangibles, with an estimated value of $30.0 million. The incremental amortization expense recorded is $2.5 million.

d. In order to reflect the offering reorganization and this offering as if they occurred on January 1, 2014, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities representing Evolent Health LLC Class B common units that are held directly by TPG, The Advisory Board and other investors after this offering. Such Evolent Health LLC Class B common units represent 39.0% of all common units outstanding immediately following the offering reorganization and 32.0% immediately following this offering.

2. Offering Adjustments

a. The "Evolent Health, Inc. pro forma for offering reorganization" calculation of basic and diluted net loss per share represents net loss attributable to Evolent Health, Inc. divided by the total shares of Class A common stock outstanding after giving effect to the offering reorganization.

The "Evolent Health, Inc. pro forma for offering reorganization and as adjusted for offering" calculation of basic and diluted net loss per share represents net loss attributable to Evolent Health, Inc. divided by the total shares of Class A common stock outstanding after giving effect to the offering reorganization, the inclusion of 10,000,000 shares assumed to be sold in the offering and the vesting of shares of restricted stock which immediately vest upon the completion of the offering.

For the pro forma calculation of diluted loss per share, the impact of all other potential shares of Class A common stock are excluded as they are anti-dilutive.

Shares of Class B common stock do not share in our earnings or losses and are therefore not included in the weighted average shares outstanding or net loss per share.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our Class A common stock and Class B common stock as of May 25, 2015, after giving effect to the offering reorganization described under "The reorganization of our corporate structure", by:

- each person whom we know to own beneficially more than 5% of our Class A common stock or Class B common stock;
- each of the directors and named executive officers individually; and
- all directors and executive officers as a group.

The number of shares of Class A common stock outstanding after this offering includes 10,000,000 shares of Class A common stock being offered for sale by us in this offering and assumes no exercise of the underwriters' over-allotment option. The percentage of beneficial ownership for the following table is based on 27,924,812 shares of Class A common stock and 17,826,532 shares of Class B common stock outstanding immediately prior to the initial public offering, and 37,924,812 shares of Class A common stock and 17,826,532 shares of Class B common stock outstanding after the completion of this offering and assumes no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our Class A common stock subject to options currently exercisable or exercisable within 60 days of May 25, 2015, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock.

Name of beneficial owner	Shares of Class A common stock beneficially owned	Percentage of shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned	Percentage of shares of Class B common stock beneficially owned		Total voting power after offering
		Before offering	After offering		Before offering	After offering	
Named executive officers and directors:							
Frank Williams[1]	1,372,140	5.4%	4.0%	—	—	—	2.5%
Seth Blackley[2]	914,760	3.5%	2.6%	—	—	—	1.6%
Cynthia Cann[3]	—	—	—	—	—	—	—
Nicholas McGrane[4]	—	—	—	—	—	—	—
Tom Peterson[5]	398,475	1.6%	1.2%	—	—	—	0.7%
Gary Piefer, MD	198,000	0.7%	0.5%	—	—	—	0.4%
Chad Pomeroy[6]	319,275	1.3%	1.0%	—	—	—	0.6%
Dave Thornton[7]	106,425	0.4%	0.3%	—	—	—	0.2%
Jonathan Weinberg[8]	32,000	0.0%	0.0%	—	—	—	0.1%
Steve Wigginton[9]	171,320	0.4%	0.3%	—	—	—	0.3%
David Farner[10]	—	—	—	—	—	—	—
Matthew Hobart[11]	—	—	—	—	—	—	—
Diane Holder[12]	—	—	—	—	—	—	—
Michael Kirshbaum[13]	—	—	—	—	—	—	—
Robert Musslewhite[14]	—	—	—	—	—	—	—
Norman Payson, MD[15]	32,000	—	—	1,283,044	7.2%	7.2%	2.4
All directors and executive officers as a group (sixteen people)	3,544,395	12.6%	9.2%	—	—	—	6.7%
Greater than 5% Stockholders:							
TPG Funds[16]	2,108,328	7.6%	5.6%	11,565,976	64.9%	64.9%	24.5%
UPMC[17]	14,726,172	52.7%	38.8%	—	—	—	26.4%
The Advisory Board Company[18]	6,382,408	22.9%	16.8%	5,208,688	29.2%	29.2%	20.8%
Ptolemy Capital, LLC[19]	—	—	—	1,051,868	5.9%	5.9%	1.9%

(1) Includes 184,140 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(2) Includes 122,760 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(3) No shares of Class A common stock underlying options are currently exercisable or exercisable within 60 days of May 25, 2015.

(4) No shares of Class A common stock underlying options are currently exercisable or exercisable within 60 days of May 25, 2015.

(5) Includes 51,975 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(6) Includes 22,275 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(7) Includes 7,425 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(8) Includes 32,000 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(9) Includes 111,920 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015.

(10) David Farner, who is one of our directors, is Executive Vice President and Chief Strategic and Transformation Officer of UPMC. Mr. Farner has no voting or investment power over and disclaims beneficial ownership of the shares held by UPMC. The address of Mr. Farner is c/o UPMC, U.S. Steel Building, 600 Grant Street, 62nd Floor, Pittsburgh, PA 15219.

(11) Matthew Hobart, who is one of our directors, is a TPG Partner. Mr. Hobart has no voting or investment power over and disclaims beneficial ownership of the shares held by the TPG Funds. The address of Mr. Hobart is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX, 76102.

(12) Diane Holder, who is one of our directors, is Executive Vice President of UPMC. Ms. Holder has no voting or investment power over and disclaims beneficial ownership of the shares held by UPMC. The address of Ms. Holder is c/o UPMC, U.S. Steel Building, 600 Grant Street, 55th Floor, Pittsburgh, PA 15219.

(13) Michael Kirshbaum, who is one of our directors, is Chief Financial Officer of The Advisory Board. Mr. Kirshbaum has no voting or investment power over and disclaims beneficial ownership of the shares held by The Advisory Board. The address of Mr. Kirshbaum is c/o The Advisory Board Company, 2445 M Street, NW, Washington, D.C., 20037.

(14) Robert Musslewhite, who is one of our directors, is Chief Executive Officer of The Advisory Board. Mr. Musslewhite has no voting or investment power over and disclaims beneficial ownership of the shares held by The Advisory Board. The address of Mr. Musslewhite is c/o The Advisory Board Company, 2445 M Street, NW, Washington, D.C., 20037.

(15) Includes 32,000 shares of Class A common stock underlying options that are currently exercisable or exercisable within 60 days of May 25, 2015 and 1,283,044 shares of Class B common stock that are subject to a co-investment agreement between Norman Payson, MD and TPG.

(16) Includes (i) 2,108,328 shares of Class A common stock held by TPG Growth II BDH, L.P., a Delaware limited partnership ("TPG Growth II BDH") and (ii) 11,565,976 shares of Class B common stock held by TPG Eagle Holdings, L.P., a Delaware limited partnership ("TPG Eagle" and, together with the TPG Growth II BDH, the "TPG Funds"). The general partner of each of the TPG Funds is TPG Growth II Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are officers and sole shareholders of TPG Growth II Advisors, Inc. and may therefore be deemed to beneficially own the shares of Class A and Class B common stock held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by the TPG Funds except to the extent of their pecuniary interest therein. The address of TPG Growth II Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX, 76102.

(17) Includes 14,726,172 shares of Class A common stock held by UPMC.

(18) Includes 6,382,408 shares of Class A common stock and 5,208,688 shares of Class B common stock held by The Advisory Board.

(19) Includes 1,051,868 shares of Class B common stock held by Ptolemy Capital, LLC.

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect prior to the completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated certificate of incorporation and amended and restated bylaws, forms of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of   shares of Class A common stock, par value $0.01 per share,   shares of Class B common stock, par value $0.01 per share and   shares of preferred stock, par value $0.01 per share.

Class A common stock

Class A common stock outstanding.   After the completion of this offering, TPG will beneficially own approximately 5.6% of our outstanding Class A common stock, The Advisory Board will beneficially own approximately 16.8% of our outstanding Class A common stock, UPMC will beneficially own approximately 38.8% of our outstanding Class A common stock and certain employees and certain of our health system partners will beneficially own an aggregate of approximately 12.4% of our outstanding Class A common stock. There will be 37,924,812 shares of Class A common stock outstanding, assuming no exercise of the underwriters' over-allotment option, after giving effect to the sale of the shares of Class A common stock offered hereby. All outstanding shares of Class A common stock are fully paid and non-assessable, and the shares of Class A common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

Voting rights.   The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights.   Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend policy".

Rights upon liquidation.   In the event of liquidation, dissolution or winding up of Evolent Health, Inc., the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights.   The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Class B common stock

Issuance of Class B common stock with Class B common units.   After the completion of this offering, TPG will beneficially own approximately 64.9% of our outstanding Class B common stock and The Advisory Board will beneficially own approximately 29.2% of our outstanding Class B common stock. One of our other existing investors will beneficially own the remaining 5.9% of our outstanding Class B common stock. Following this

Class A common stock issuable upon exchange of Class B common units

After the completion of this offering, 17,826,532 Class B common units of Evolent Health LLC will be outstanding. We will enter into an exchange agreement with TPG and The Advisory Board, which are the existing holders of Class B common units. Pursuant to and subject to the terms of the exchange agreement and the third amended and restated operating agreement of Evolent Health LLC, holders of Class B common units, at any time and from time to time, may exchange one or more Class B common units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis. The amount of Class A common stock issued or conveyed will be subject to equitable adjustments for stock splits, stock dividends and reclassifications. See "The reorganization of our corporate structure—Third amended and restated operating agreement of Evolent Health LLC—Exchange agreement". In connection with this offering, we also intend to enter into a registration rights agreement with TPG, UPMC, The Advisory Board and one of our other existing investors as described below. If TPG and The Advisory Board exercised all their exchange and resale rights, 17,826,532 shares of Class A common stock would be issued to them and registered for resale (representing 47.0% of the number of shares of our Class A common stock outstanding immediately after this offering assuming no exercise of the underwriters' over-allotment option).

Registration rights agreement

In connection with this offering, we intend to enter into a registration rights agreement with TPG, UPMC, The Advisory Board and one of our other existing investors to register for sale under the Securities Act shares of our Class A common stock, including those delivered in exchange for Class B common units in the circumstances described above. Subject to certain conditions and limitations, this agreement will provide customary demand, piggyback and shelf registration rights to such investors. See "The reorganization of our corporate structure—Registration rights agreement".

Stock options

As of April 30, 2015, 333,628 shares of Class A common stock were available for future option grants and restricted stock awards under our 2011 Equity Incentive Plan. We have reserved an additional 6,000,000 shares of our Class A common stock for issuance under our 2015 Omnibus Incentive Compensation Plan.

Upon the completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock issuable pursuant to our to be adopted incentive plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of this prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Rule 701

In general, under Rule 701 of the Securities Act, or Rule 701, as currently in effect, any of our directors, officers, employees, consultants or advisors who purchase shares of Class A common stock from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering, or who purchased shares of Class A common stock from us after that date upon the exercise of options granted before that date, in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described above, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 restrictions described above.

Lock-up agreements

Our directors and executive officers, and certain of our stockholders and optionholders representing 98% in the aggregate of our Class A common stock and Class B common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Goldman, Sachs & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, stockholders and optionholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each subject to certain exceptions, as described in "Underwriting."

Exhibit index

Exhibit number	Description
1.1*▲	Form of Underwriting Agreement
3.1***	Form of Amended and Restated Certificate of Incorporation of Evolent Health, Inc.
3.2***	Form of Amended and Restated By-Laws of Evolent Health, Inc.
4.1***	Form of Class A common stock certificate
4.2***	Form of Registration Rights Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.
5.1***	Opinion of Cravath, Swaine & Moore LLP regarding validity of the shares of Class A common stock registered
10.1***	Second Amended and Restated Operating Agreement of Evolent Health LLC, dated as of January 6, 2014
10.2*▲	Form of Third Amended and Restated Operating Agreement of Evolent Health LLC
10.3*▲	Form of Tax Receivables Agreement
10.4***	Form of Exchange Agreement by and among Evolent Health, Inc., Evolent Health LLC and certain Stockholders of Evolent Health, Inc.
10.5***	Amended and Restated Master Investors' Rights Agreement among Evolent Health Holdings, Inc., Evolent Health LLC and the Investors named therein, dated as of January 6, 2014
10.6*▲	Form of Stockholders' Agreement by and among Evolent Health, Inc. and certain stockholders of Evolent Health, Inc.
10.7***+	VPHealth, Inc. 2011 Equity Incentive Plan
10.8***+	Amendment No. 1 to Evolent Health Holdings, Inc. 2011 Equity Incentive Plan
10.9***+	Evolent Health, Inc. 2015 Omnibus Equity Incentive Plan
10.10***+	Consulting Agreement by and between Evolent Health LLC and NCP, Inc., dated as of March 12, 2014
10.11***†	Amended and Restated HealthPlaNet Technology License Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013
10.12***†	Amended and Restated Intellectual Property License and Development Services Agreement between UPMC and Evolent Health, Inc., dated as of June 27, 2013
10.13***†	Second Amended and Restated Reseller, Services and Non-Competition Agreement between UPMC Health Plan, Inc. and Evolent Health, Inc., dated as of June 27, 2013
10.14***	Amended and Restated Intellectual Property License and Data Access Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013
10.15***	Amended and Restated Services, Reseller and Non-Competition Agreement by and between The Advisory Board Company and Evolent Health, Inc., dated as of June 27, 2013
10.16***†	First Amendment to the Amended and Restated Services, Reseller and Non-Competition Agreement by and between The Advisory Board Company and Evolent Health LLC, dated as of May 1, 2015
10.17***	Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of July 31, 2012

Exhibit number	Description
10.18***	First Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of March 1, 2013
10.19***	Second Amendment to Deed of Lease by and between North Glebe Office, LLC and Evolent Health, Inc., dated as of April 1, 2014
21.1***	Subsidiaries of Evolent Health, Inc.
23.1*	Consent of PricewaterhouseCoopers LLP—Evolent Health LLC
23.2*	Consent of PricewaterhouseCoopers LLP—Evolent Health Holdings, Inc.
23.3***	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 5.1)
24.1***	Power of Attorney (included in the signature page to this registration statement)

*   Filed herewith.

**   To be filed by amendment.

***   Previously filed.

\+   Constitutes a management contract or compensatory plan or arrangement.

†   Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed separately with the SEC.